DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Joy Syho
DIRECT LINE 604.443.2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

SUPPL

FILE NUMBER 50277-00001

April 30, 2009

09046113

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82-1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
JSS/jss

Davis:4873432.1

5/18

April 30, 2009

GGL DIAMOND CORP.
(the "Company")

Index

1. Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")

Document Name or Information			Documents Filed
(a)	Incorporation Documents		
	(i)	BC	N/A
(b)	Extra-provincial Registration		
	(i)	NWT	N/A
(c)	Annual Reports		
	(i)	BC	N/A
	(ii)	NWT	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	N/A
	(ii)	NWT	N/A
(e)	Special Resolution		
	(i)	BC	N/A
	(ii)	NWT	N/A

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	**Documents Filed**
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited Financial Statements and Management's Discussion & Analysis for the 3 months ended February 28, 2009
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	For the period ended February 28, 2009
(f)	News Releases	April 30, 2009
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(i)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A

Document Name or Information				Documents Filed
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed			N/A
(p)	Notice of Change of Status Report			N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:			
		(i)	charter documents	N/A
		(ii)	securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
		(iii)	any securityholder rights plans or similar plans	N/A
		(iv)	any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
		(v)	copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus			N/A
(s)	Amendment to Prospectus			N/A
(t)	Takeover Bid Circular			N/A
(u)	Notice of Change or Variation to Takeover Bid Circular			N/A
(v)	Issuer Bid Circular			N/A

Document Name or Information		Documents Filed
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Notice of Intention to Sell by a Control Person	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited Financial Statements and Management's Discussion & Analysis for the 3 months ended February 28, 2009
(e)	News Releases	April 30, 2009
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A

Document Name or Information				Documents Filed
(m)	Issuer Bid Circular			N/A
(n)	Notice of Change or Variation to Issuer Bid Circular			N/A
(o)	Initial Acquisition Report			N/A
(p)	Subsequent Acquisition Reports			N/A
(q)	Notice of Intention to Sell by a Control Person			N/A
(r)	Notice of Dividends			N/A
(s)	Exchange Bulletins announcing certain transactions:			
		(i)	Promotional Investor Relations and Market-Making Activities	N/A
		(ii)	Dividend/Distribution Declaration	N/A
		(iii)	Private Placement	N/A
		(iv)	Warrant Amendments	N/A
		(v)	Shares for Debt	N/A
		(vi)	Short Form Offering	N/A
		(vii)	Acquisitions/Dispositions	N/A
		(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
		(ix)	Name Change without Consolidation or Split	N/A
		(x)	Name Change and Consolidation/Split	N/A
(t)	Listing Application			N/A

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion	N/A

Document Name or Information		Documents Filed
	and Analysis)	
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No. 82-1209

GGL DIAMOND CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2009

(UNAUDITED)

NOTICE: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended February 29, 2008.

GGL DIAMOND CORP.

Consolidated Balance Sheets as at

		February 28, 2009 (Unaudited)		November 30, 2008 (Audited)
ASSETS				
Current				
Cash	$	378,053	$	332,665
Amounts receivable		88,815		128,665
Prepaid expenses		16,635		21,762
		483,503		483,092
Unproven mineral interests (Note 3)		19,634,425		19,954,322
Property and equipment (Note 4)		237,035		424,362
	$	20,354,963	$	20,861,776
LIABILITIES				
Current				
Accounts payable and accrued liabilities (Note 3(c))	$	390,887	$	699,933
SHAREHOLDERS' EQUITY				
Share capital (Note 5)		35,211,782		35,211,782
Contributed surplus (Note 7)		3,822,571		3,822,571
Deficit		(19,070,277)		(18,872,510)
		19,964,076		20,161,843
	$	20,354,963	$	20,861,776

Subsequent events (Note 14)

On behalf of the Board:

"Raymond A. Hrkac"
Raymond A. Hrkac, Director

"Nick DeMare"
Nick DeMare, Director

The accompanying notes are an integral part of these consolidated financial statements.

GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
For the three months ended
(Unaudited)

	February 28, 2009	February 29, 2008
Expenses		
Amortization	$ 526	$ 606
Consulting fees	14,062	97,260
Corporate relations	-	2,555
Interest expense	165	423
General exploration costs	(38,219)	54,493
Legal and audit	2,786	16,118
Licences, taxes, insurance and fees	8,771	14,137
Office services and expenses	45,434	57,276
Shareholders' meetings and reports	725	2,925
Stock-based compensation	-	7,404
Travel	-	2,097
Operating loss	(34,250)	(255,294)
Other income (loss)		
Foreign exchange loss	(160)	(70)
Gain on sale of property and equipment (Note 4)	230,368	-
Interest income	84	32,283
Other tax expense	-	(17,281)
Write off of property and equipment	-	(3,828)
Write off of exploration and unproven mineral interests (Note 3(a)(iii))	(393,809)	-
	(163,517)	11,104
Net loss before taxes	(197,767)	(244,190)
Future income tax recovery	-	859,211
Net (loss) income for the period	(197,767)	615,021
Deficit, beginning of period	(18,872,510)	(18,207,599)
Deficit, end of period	$ (19,070,277)	$ (17,592,578)
(Loss) income per share - basic and diluted	$ (0.001)	$ 0.005
Weighted average number of common shares outstanding - basic and diluted	144,607,025	135,569,489

The accompanying notes are an integral part of these consolidated financial statements.

GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
For the three months ended
(Unaudited)

	February 28, 2009	February 29, 2008
Cash flows from (used in) operating activities		
(Loss) income for the period	$ (197,767)	$ 615,021
Adjustment for items not involving cash:		
- amortization of property and equipment	526	2,117
- amortization of exploration property and equipment	12,069	14,671
- future tax recovery	-	(859,211)
- gain on sale of property	(230,368)	-
- stock-based compensation	-	7,404
- write off of property and equipment	-	3,828
- write off of exploration and unproven mineral interests	393,809	-
	(21,731)	(216,170)
Change in non-cash working capital items:		
- amounts receivable	39,850	(33,095)
- prepaid expenses	5,127	(667,298)
- accounts payable and accrued liabilities	(596,944)	83,348
	(573,698)	(833,215)
Cash flows from (used in) financing activities		
Shares issued for cash	-	52,750
Shares issued for cash - flow-through shares	-	4,014,500
Share issuance costs	-	(285,142)
Principal reduction of mortgage loan	-	(3,872)
	-	3,778,236
Cash flows from (used in) investing activities		
Acquisition of unproven mineral interests	-	(66,429)
Additions to deferred exploration costs	188,986	(498,649)
Option payments received	25,000	-
Proceeds from sale of property and equipment	405,100	-
	619,086	(565,078)
Increase in cash and cash equivalents	45,388	2,379,943
Cash and cash equivalents, beginning of period	332,665	745,148
Cash and cash equivalents, end of period	$ 378,053	$ 3,125,091

See Note 11

The accompanying notes are an integral part of these consolidated financial statements.

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2008.

1. Nature of Operations

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production.

The Company intends to continue its exploration programs. The Company's ability to continue its exploration programs is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

2. Adoption of New Accounting Policies

Current Changes in Accounting Policies

(a) Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook section 3064, "Goodwill and Intangible Assets", which will replace section 3062, "Goodwill and Intangible Assets". The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.

(b) Going Concern – Amendments of Section 1400

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

2. **Adoption of New Accounting Policies,** continued

Future Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. **Unproven Mineral Interests**

	Balance November 30, 2008	2009 Mineral Interests Additions	2009 Net Exploration cost additions	2009 Written off	Balance February 28, 2009
Doyle Lake	$ 3,491,801	$ -	$ 10,021	$ (393,809)	$ 3,108,013
Fishback Lake	1,226,657	-	3,207	-	1,229,864
CH	7,734,437	-	(2,974)*	-	7,731,463
Providence Greenstone Belt	4,735,107	-	59,478	-	4,794,585
McConnell Creek	2,766,320	-	4,180	-	2,770,500
	$ 19,954,322	**$ -**	**$ 73,912**	**$ (393,809)**	**$ 19,634,425**

* See Note 3(b)

	Balance November 30, 2008	2009 Net Additions	2009 Written off	Balance February 28, 2009
Unproven mineral interests	$ 631,254	$ -	$ -	$ 631,254
Deferred exploration costs	19,323,068	73,912	(393,809)	19,003,171
	$ 19,954,322	**$ 73,912**	**$ (393,809)**	**$ 19,634,425**

3. Unproven Mineral Interests, continued

Exploration costs incurred during the three months ended:

	February 28, 2009	February 29, 2008
Chartered aircraft	$ -	$ 5,538
Sampling	-	66,011
Licences, recording fees and lease payments	10,965	48,969
Project supplies	3,224	194,967
Salaries and wages	7,093	49,675
Surveying	45	-
Technical and professional services	74,874	90,710
Transportation	2,711	8,476
	$ 98,912	**$ 464,346**

(a) Doyle Lake, Northwest Territories, Canada

(i) Under the De Beers Agreement ("the Agreement") dated May 25, 1995, De Beers has earned a 60% interest in the Doyle Lake Properties ("the Properties"), which consist of 5 claims and 3 fractional claims (12,972 acres);

(ii) the Company has 11 mining leases (25,579 acres) in the Northwest Territories from Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Inc., subject to Royalty Agreements which total 1.5% of net returns (gross revenues less permissible deductions); and

(iii) in addition, the Company holds 36 claims (39,726 acres) in the Doyle Lake area that are not subject to the Agreement. 35 of these claims are leases. During the period, the Company relinquished 16 (15,818.10 acres) mining leases. The relinquished leases do not include the Doyle diamond-bearing kimberlite sill which is 100% owned by the Company.

(b) CH, Northwest Territories, Canada

The Company signed an exploration and option agreement on 73 of its 121 CH claims in the Northwest Territories. Kennecott Canada Exploration Inc. must make payments totalling $1,000,000 and incur cumulative expenditures of $10,000,000 in order to earn a 100% interest, subject to a gross overriding royalty of 1.5% of the appraised value of all gem and industrial diamonds recovered, sorted and graded from the property and a 1.5% net smelter returns royalty on the net value of all ores, minerals, metals and materials except diamonds, mined and removed from the property and sold or deemed to have been sold. The payments and both royalties are payable to the Company. The Company has received the first payment of $25,000.

3. Unproven Mineral Interests, continued

(c) General exploration, Northwest Territories, Canada

The Company signed a non-exclusive licence agreement for the use of its Slave Geological Province data set for diamond exploration for $100,000 and will provide 500 hours of technical support at a price of $50,000 prepaid. As at February 28, 2009, $45,150 of the accounts payable and accrued liabilities represents 451.50 hours remaining of technical support.

4. Property and Equipment

(a) The Company sold its house in Yellowknife for $405,000 and has a gain from the sale of $230,556 and

(b) the Company sold a piece of equipment for $100 and has a loss from the sale of $188.

5. Share Capital

(a) Authorized: unlimited common shares without par value;

(b) 144,607,025 common shares issued (no changes during the period);

(c) During the quarter ended February 28, 2009, 735,000 stock options expired unexercised;

(d) At February 28, 2009, the Company had the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
230,000	$0.175	Mar. 07, 2009
2,855,000	$0.30/$0.40	Aug. 13, 2010
20,000	$0.30/$0.40	Aug. 18, 2010
3,105,000		

Changes in warrants during the period ended February 28, 2009 are as follows:

	Number of warrants	Weighted average exercise price
Outstanding, beginning of period	5,605,000	$0.24
Expired	(2,500,000)	$0.18
Outstanding, end of period	3,105,000	$0.29

6. Stock Options

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants which vest over one year. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

Stock options outstanding as at February 28, 2009:

	Shares	Weighted Average Exercise Price
Options outstanding as at Nov. 30, 2008	11,023,333	$0.35
Expired	(735,000)	$0.37
Options outstanding as at February 28, 2009	10,288,333	$0.35
2009 options exercisable	10,288,333	$0.35
2008 options exercisable	7,050,833	$0.44

	2009	2008
Weighted average remaining contractual life	3.34 years	3.31 years
Weighted average fair value of options granted during the period	N/A	N/A

7. Contributed Surplus

Contributed surplus for February 28, 2009 and 2008 is comprised of:

	2009	2008
Balance, beginning of period	$ 3,822,571	$ 3,125,977
Stock-based compensation on stock options	-	7,404
Balance, end of period	$3,822,571	$ 3,133,381

8. Related Party Transactions

During the three months ended February 28, 2009, the Company was billed $14,063 (February 29, 2008 – $26,185) by one director for consulting fees and $23,437 (February 29, 2008 - $6,315) for technical and professional services. As at February 28, 2009, $113,330 was included in accounts payable for services rendered in 2008 to February 28, 2009 (February 29, 2008 - $9,863).

9. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the three months ended February 28, 2009 and February 29, 2008.

10. Commitments

In 2006, the Company entered into a three year operating lease agreement with respect to its office premises and acquired additional office space for three years. Both leases end June 30, 2009 and the minimum payment required under the agreement for 2009 is $39,722.

11. Supplementary Cash flow information

Non-cash operating, financing, and investing activities were conducted by the Company during the fiscal quarters ended February 28, 2009 and 2008 as follows:

	2009	2008
Operating activities		
Accounts payable for deferred exploration costs	$ 201,116	$ 157,820
Financing activities		
Issuance of common shares as finder's fee	$	4 40,000
Investing activities		
Accounts payable for deferred exploration costs	$ (201,116)	$ (157,820)

Other supplementary cash flow information:

	2009	2008
Cash paid for interest charges	$ -	$ 124
Cash paid for income taxes	$ -	$ -

12. Comparative Figures

Certain 2008 figures have been reclassified to conform to the presentation used in the current period.

13. Management of Capital

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders' equity as well as cash and cash equivalents.

13. Management of Capital, continued

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"). The TSX-V's policies impose certain minimum capital requirements upon the Company. Due to current market conditions, the TSX-V is granting temporary relief from certain policy requirements on a case by case basis to listed issuers which are facing conditions of immediate or imminent financial hardship. The temporary relief period will expire September 30, 2009. The Company has applied to the TSX-V and received approval for temporary relief from the minimum six month working capital requirement.

14. Subsequent Events

Subsequent to February 28, 2009:

(a) 330,000 stock options expired unexercised and

(b) 230,000 share purchase warrants expired unexercised.

Exemption No. 82-1209

GGL DIAMOND CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

February 28, 2009

GGL DIAMOND CORP.

Management's Discussion and Analysis

For the Three Months ended February 28, 2009
Information as of April 27, 2009 unless otherwise stated

The following discussion of the results and financial position of the Company for the period ended February 28, 2009 should be read in conjunction with the November 30, 2008 and February 28, 2009 Consolidated Financial Statements and related notes. The information reported here includes events taking place subsequent to the end of the fiscal period, up to and including April 27, 2009.

DISCUSSION AND ANALYSIS

GGL – The Gold Play

A summary of our gold prospects: Back to our roots

The current worldwide financial crisis and global recession are spawning a lack of trust in paper currencies, which, in conjunction with current and anticipated inflationary factors, have resulted in a demand for precious metals; in particular, gold and silver markets continue to be robust. In terms of gold exploration, some recent announcements about financings and joint ventures are causing increased optimism.

GGL's Providence Greenstone Belt (PGB) has been shown to be a potential source for diamonds, nickel and VMS base metal deposits. Given the economic situation, however, it is our prospects for gold on the PGB which must command our attention. Our current gold properties, as well as new gold discoveries, should take precedence while we maintain our base metal and diamond prospects.

GOLD PROPERTIES – PROVIDENCE GREENSTONE BELT

Two new discoveries with high-grade gold assays on our PGB Property have provided an exciting start for GGL. The first discovery, only four km from our 20-person ZIP base camp, was discovered by a GGL geologist late in 2007, who was examining the cause of a weak airborne electromagnetic anomaly and took a grab sample. The sample collected assayed 0.66 oz/ton (ounces per ton) gold, a result that was received after the 2007 exploration season was over.

In mid-2008, the area was examined and mapped. Although most of the area is covered by glacial till and only about 10% of the area features exposed bedrock, this was sufficient to note that it reflected a similar geologic setting to the Red Lake gold camp in Ontario.

A second sample, collected in 2008 some 300 meters south-southeast of the first discovery, returned an assay of 0.81 oz/ton gold. An airborne magnetic anomaly associated with this north-northwest trending gold area can be traced for a kilometer both north and south of the discovery. A subtle electromagnetic anomaly is within the magnetic anomaly.

In 2008, Aurora Geosciences Ltd. ("Aurora") of Yellowknife was engaged to evaluate the PGB property for both base metals and gold. As a result of the Aurora evaluation, we have designated four gold prospects as having high priority for follow-up work and are preparing a budget for the 2009 season.

The second new gold discovery was made late in the 2008 season near the shore of a small lake 10 km east of ZIP base camp. The first grab sample assayed 1.245 oz/ton gold and a 0.55 meter channel sample in the same area returned 0.58 oz/ton gold. A sample collected across the lake 125 meters to the north assayed 0.18

oz/ton gold. As a result of the sample results and our assessment of the geology, this area has become a high priority exploration target and will form part of the proposed 2009 exploration program.

The third new gold area is located near the southern property boundary 40 km south of our camp, and where mineralization has been traced intermittently for 5 km. A sample collected in the northern section of this area returned 1.36 grams per tonne (0.039 oz/ton) gold. Although no significant gold assays have been returned from the southern section of the same area, it is an intriguing result requiring further study. There is very little bedrock exposed in the area but a weak electromagnetic conductor is coincident with a shear zone which extends through both of the above showings. One of Aurora's most experienced consultants regards the gold potential of this area as highly promising.

The fourth area is located 40 km north of ZIP camp near the northern property boundary. Previous mapping and ground geophysical surveys traced a banded iron formation for 4 km. Here, channel samples yielded values of up to 4.11 grams/tonne (0.12 oz/ton) gold and two grab samples from boulders yielded 11.66 grams/tonne (0.34 oz/ton) and 17.93 grams/tonne (0.52 oz/ton) gold. The source of these two high grade boulders was not found.

The best sample from our 2008 exploration work contained 3.5 grams/tonne (0.102 oz/ton) gold and 11.95% arsenic. The Aurora crew also identified a second, larger banded iron formation carrying anomalous gold values in an area that warrants significant further work. Banded iron formations are well recognized hosts for gold both in the Slave Craton and in greenstone belts of the Superior Province in Ontario and Quebec.

GOLD PROPERTIES – MCCONNELL CREEK

The Company's most advanced gold property is the McConnell Creek gold property in British Columbia, acquired in 1981 from the prospectors – Jack Gerlitzky and John Leontowich - who discovered the gold and named the property after themselves, Gerle Gold – a name still reflected in our stock symbol GGL.

They staked the first claims in 1947, and in that same year Dr. Bill White of the BC Department of Mines wrote a report on the gold showings and described a strong shear zone up to 50 feet in width. He took 12 channel samples which returned assays ranging from trace to 4.41 oz/ton gold. It was this report that first drew our attention to the property.

Gerle Gold Ltd. (now GGL Diamond Corp.) began work in 1981, after other companies and the BC Department of Mines did some preliminary exploration on the property. This work traced the shear zone identified in previous exploration for 2 km by mapping, and for a total length of 12 km and a width of up to 800 meters, by geophysics.

Subsequently, a number of holes were drilled with some encouraging results but the price of gold was falling and began to recover only in 1987-88 when GGL undertook a trenching and drilling program.

A weighted average of gold values was calculated for a series of gold bearing trenches over widths ranging from one to six meters. Two zones of better gold grades were identified by this sampling. One zone, with a strike length of 145 meters (475 feet) and an average width of 1.8 meters (5.6 feet), averaged 6.79 grams/tonne (0.211 oz/ton) gold. The second zone, traced over a strike length of 30 meters (100 feet) and ending in overburden too thick to trench by hand, averaged 6.79 grams/tone (0.198 oz/ton) gold over a width of 1 meter (3 feet). The last trench at the edge of deep overburden contained values of 8.0 grams/tonne (0.232 oz/ton) gold over a width of 1.8 meters (5.9 feet).

Various diamond drilling programs within the area of trenching traced the gold mineralization to depths of 250 meters.

In 1990 Placer Dome optioned the property from GGL and attempted trenching of the shear zones in the area of extensive overburden. Few of these trenches encountered bedrock but several widely spaced drill holes

were completed and one of these returned 5.25 grams/tonne (0.153 oz/ton) gold over a hole length of 2.25 meters. This intercept, from a subsidiary shear zone west of the main zone hosting the previously described zones of better gold grades, suggests the possibility of enhanced gold grades not only along the known 12 kilometers strike of the main zone but also within the 800 meters width of the shear zone system. Gold values from soil samples collected over the entire shear zone system include many ranging from 200 to 2000 ppb (parts per billion where 1000 ppb = 1 gram), indicative of the significant potential of the system.

The McConnell Creek Gold property has many characteristics of a significant underground (or possibly an open pit) gold deposit but requires extensive additional exploration to define the economic potential of the property.

From 1992 and for the better part of ten years, the politics in British Columbia discouraged investment in mineral exploration. Today, not only is the political climate better but the gold price is high and existing infrastructure includes all weather road access and a hydro electric power line within 11 km of GGL's property.

The shear zone at McConnell is developed in an amphibolite derived from mafic (basalt) volcanics. This geological unit is unique in that it is significantly older than most of the rocks in this part of British Columbia, being Pennsylvanian to Permian in age. This is in contrast to the copper-bearing zones at the McConnell Property which are hosted by younger (Jurassic and Cretaceous) intrusive rocks and Takla volcanics of late Triassic age.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations and expects to incur losses for the foreseeable future. There can be no assurance that the Company will operate profitably in the future, if at all. As at February 28, 2009, the Company's deficit was $19,070,277.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, during the period March 1, 2008 to February 28, 2009, the per share price of the Company's shares fluctuated from a high of $0.27 to a low of $0.02. There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at February 28, 2009, there were 10,288,333 stock options outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Stock Option Plan

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases. Awarded stock options are exercisable over a period not exceeding five years at exercise prices determined by the Board of Directors.

No options were granted during the period ended February 28, 2009.

Corporate Governance

The Company has a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy. To view a copy of these policies, please go to www.ggldiamond.ca.

Overall performance/results of operations

As at February 28, 2009, the Company had incurred exploration costs on mineral properties of $98,912; licences, recording fees and lease payments $10,965; salaries and wages $7,093; surveys $45; technical and professional services $74,874; transportation $2,711 and project supplies of $3,224). Exploration costs for the period ended February 28, 2009 are lower than 2008 by $365,434 a decrease of 79%. Exploration costs were lower in 2009 than 2008 for all categories of expenditures.

During the period ended February 28, 2009, the Company had minimal exploration work due to low funds compared to February 29, 2008. In December 2007, the Company had completed a large private placement of over $4,000,000.

On a per project basis, the Company spent the $98,912 exploration costs as follows: $22,026 on the CH project (see Resource Properties regarding a payment of $25,000 received), $10,021 on the Doyle Lake project, $4,180 on the McConnell Creek, $3,207 on the Fishback Lake Property and $59,478 on the Providence Greenstone Belt.

The Company reported a net loss of $197,767 for the period ended February 28, 2009 compared to net income of $615,021 for the period ended February 29, 2008. In 2008 there was net income as a result of a future tax recovery number that was greater than the net loss before taxes. General administration and exploration expenses for the period ended February 28, 2009 were $34,250 compared to $255,294 for the same period ended February 29, 2008 (a decrease of 87% from 2008 to 2009). The Company has reduced its expenses in 2009 to help preserve capital during the current economic conditions. The change in general administration and exploration expenses was primarily due to a decrease in consulting fees (2009-$14,062; 2008-$97,260); legal and audit fees (2009-$2,786; 2008-$16,118); licences, taxes and insurance (2009-$8,771; 2008-$14,137), office services and expenses (2009-$45,434; 2008-$57,276) and general exploration costs (2009-$(38,219); 2008-$54,493).

General exploration costs are negative during the period ended February 28, 2009 due to the receipt of $100,000 for a non-exclusive licence agreement to use the Company's Slave Geological Province data set for diamond exploration.

Revenue for the period ended February 28, 2009 was $230,452 ($84 of interest income and a gain on the sale of property and equipment of $230,368). Revenue for the period ended February 29, 2008 was $32,283 of interest income. The 2009 increase was the result of the sale of the Yellowknife house and the non-exclusive licence agreement to use the Company's Slave Geological Province data set for diamond exploration.

Acquisition and Disposition of Resource Properties and Write offs

During the period ended February 28, 2009, the Company relinquished 16 (15,818.10 acres) Doyle Lake mining leases. These are separate from the Doyle Lake Properties which are under the De Beers Agreement dated May 25, 1995 and the mining leases acquired in 2005 from Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Inc. The relinquished leases do not include the Doyle diamond-bearing kimberlite sill which is 100% owned by GGL.

Resource Properties

The Company signed an exploration and option agreement on 73 of its 121 CH claims in the Northwest Territories. Kennecott Canada Exploration Inc. must make payments totaling $1,000,000 and incur cumulative expenditures of $10,000,000 in order to earn a 100% interest, subject to a gross overriding royalty of 1.5% of the appraised value of all gem and industrial diamonds recovered, sorted and graded from the property and a 1.5% net smelter returns royalty on the net value of all ores, minerals, metals and materials except diamonds, mined and removed from the property and sold or deemed to have been sold. The payments and both royalties are payable to the Company. The Company has received the first payment of $25,000.

Related Party Transactions

During the three months ended February 28, 2009, the Company was billed $14,063 (February 29, 2008 – $26,185) by one director for consulting fees and $23,437 (February 29, 2008 - $6,315) for technical and professional services. As at February 28, 2009, $113,330 was included in accounts payable for services rendered in 2008 to February 28, 2009 (February 29, 2008 - $9,863).

Commitments

In 2006, the Company entered into a three-year operating lease agreement with respect to its office premises and acquired additional office space for three years. Both leases end June 30, 2009 and the minimum payment required under the agreement is $39,722 in 2009.

Management of Capital

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders' equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"). The TSX-V's policies impose certain minimum capital requirements upon the Company. Due to current market conditions, the TSX-V is granting temporary relief from certain policy requirements on a case by case basis to listed issuers which are facing conditions of immediate or imminent financial hardship. The temporary relief period will expire September 30, 2009. The Company has applied to the TSX-V and received approval for temporary relief from the minimum six month working capital requirement.

Critical Accounting Policies

New accounting policies were introduced in 2009.

Adoption of New Accounting Policies

Current Changes in Accounting Policies

(a) Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook section 3064, "Goodwill and Intangible Assets", which will replace section 3062, "Goodwill and Intangible Assets". The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.

(b) Going Concern – Amendments of Section 1400

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Future Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Please see Notes 2 and 3 of the Consolidated Financial Statements for the year ended November 30, 2008 for a complete listing of accounting policies followed by the Company.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with February 28, 2009. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	February 28, 2009 ($)	Nov. 30 2008 ($)	August 31, 2008 ($)	May 31, 2008 ($)	February 28, 2008 ($)	Nov. 30, 2007 ($)	August 31, 2007 ($)	May 31, 2007 ($)
Total Revenues	230,452	14,681	8,440	21,144	32,283	23,805	15,893	12,358
Net Income (Loss)	(197,767)	(176,302)	359,815	(1,463,445)	615,021	(374,273)	(1,923,243)	(868,387)
Net income (loss) per share	(0.001)	(0.000)	0.003	(0.011)	0.005	(0.003)	(0.016)	(0.008)

Note:
(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2009 or 2008. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

During the year, management decides which properties will be retained and which properties will be abandoned based on results from work performed during the field season and the analysis of sample assays. Properties that will be abandoned are written off when management makes its decision to cease any further work (usually in the third and fourth quarters) which will increase the Net Loss.

Liquidity and Capital Resources

The Company does not have operating revenues and must finance its exploration activity by raising funds through joint ventures or equity financing. The exploration and subsequent development of the Company's properties depend on the Company's ability to obtain required financing. There is no assurance that additional funding will be available to allow the Company to fully explore its existing properties. The Company requires sufficient funds to complete further exploration work (see Management of Capital). Failure to obtain financing could result in delays or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties.

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its unproven mineral interests (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral interests and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising its required financing.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

The Company had working capital of $92,616 at February 28, 2009 compared with a deficit of $216,841 as at November 30, 2008. The Company's current assets exceeded its current liabilities at February 28, 2009. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

For the period ended February 28, 2009, the Company experienced negative cash flow of $21,731 (2008 - $216,170) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from a decrease in all administration costs and the receipt of funds for a non-exclusive licence agreement to use the Company's data set. (See Overall performance/results of operations for further information.)

The Company's cash position as at February 28, 2009 was $378,053 (November 30, 2008 - $332,665). The increase in cash position compared to November 30, 2008 was due principally to the sale of the Yellowknife house and the licensing agreement with Kennecott.

During the period ended February 28, 2009:

(a) 2,500,000 warrants expired unexercised; and

(b) 735,000 stock options expired unexercised.

At February 28, 2009, the Company had the following share purchase warrants outstanding:

Number	Exercise Price	Expiry Date
230,000	$0.175	March 7, 2009
2,855,000	$0.30/$0.40	Aug.13, 2010
20,000	$0.30/$0.40	Aug.18, 2010
3,105,000		

See Notes 5 and 6 of the Consolidated Financial Statements for February 28, 2009.

Subsequent Events

Subsequent to February 28, 2009, the following occurred:

(a) 330,000 stock options expired unexercised.

(b) 230,000 share purchase warrants expired unexercised.

Outstanding Share data as at April 27, 2009:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	144,607,025

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	300,000	$0.20	May 12, 2010
Options	50,000	$0.20	June 7, 2010
Options	210,000	$0.20	July 8, 2010
Options	25,000	$0.20	October 28, 2010
Options	775,000	$0.20	March 23, 2011
Options	495,000	$0.26	May 12, 2011
Options	60,833	$0.20	Aug. 15, 2011
Options	930,000	$0.63	May 1, 2012
Options	2,875,000	$0.56	July 31, 2012
Options	762,500	$0.20	May 1, 2013
Options	3,450,000	$0.20	May 23, 2013
Options	25,000	$0.20	July 31, 2013
Total	9,958,333		

(c) Summary of warrants outstanding:

Security	Number	Exercise Price	Expiry Date
Warrants	2,855,000	$0.30/$0.40	Aug. 13, 2010
Warrants	20,000	$0.30/$0.40	Aug. 18, 2010
Total	**2,875,000**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.ca. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

BY ORDER OF THE BOARD

"Raymond A. Hrkac" *" Nick DeMare "*

Raymond A. Hrkac
President and CEO

Nick DeMare
Director and CFO

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, **Raymond A. Hrkac, Chief Executive Officer of GGL Diamond Corp.**, certify the following:

1. *Review:* I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of GGL Diamond Corp. (the "issuer") for the interim period ended February 28, 2009.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: April 29, 2009

Raymond A. Hrkac
Chief Executive Officer
GGL Diamond Corp.

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exemption No. 82-1209

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, **Nick DeMare, Chief Financial Officer of GGL Diamond Corp.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of GGL Diamond Corp. (the "issuer") for the interim period ended February 28, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: April 29, 2009

"Nick DeMare"

____

Nick DeMare
Chief Financial Officer
GGL Diamond Corp.

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exemption No. 82-1209

GGL DIAMOND CORP.

NEWS RELEASE

April 30, 2009

New high-grade gold assays discovered on PGB

Adds to property's high potential for nickel and VMS mineralization

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) ("GGL") is pleased to announce that two new discoveries with high-grade gold assays have been made on the Company's Providence Greenstone Belt ("PGB") Property in the Northwest Territories.

Reporting on the activities of the Company for the year ended Nov. 30, 2008 and on events taking place subsequently up to March 23, 2009, Mr. Hrkac said, "the discovery of gold is always an exciting moment. The history of gold camps with subsequent producing gold mines starts with a surface discovery – a good gold assay – and later exploration leads to the definition of deposits."

The gold discoveries were made on a portion of the PGB claims, which cover more than 425 thousand acres (100% owned by GGL), 250 kilometers north of Yellowknife.

The first sample returned an assay of 0.81 oz/ton gold. It was collected 300 meters from another significant gold discovery made in late 2007. That sample returned an assay of 0.66 oz/ton gold. The geology is similar to that of the Red Lake gold camp in Ontario.

The second new gold discovery was made near the shore of a small lake ten kilometers east of GGL's ZIP camp. The first grab sample assayed 1.245 oz/ton gold and a 0.55 meter channel sample in the same area returned 0.58 oz/ton gold. A sample collected across the lake 125 meters to the north assayed 0.18 oz/ton gold.

Two other areas with highly-promising gold potential were examined during the 2008 exploration season, one of which contains a Banded Iron Formation known to be at least four kilometers in length. Banded Iron Formations are well recognized hosts for gold both in the Slave Craton and in greenstone belts of the Superior Province in Ontario and Quebec.

... /2

In addition to the new gold discoveries on the PGB property, two significant silver samples were taken during the 2008 season. The first of these, located 4.5 kilometers east of ZIP camp and immediately east of one of the new gold discoveries, assayed 4.8 oz/ton silver. Two grab samples from the second area, 20 kilometers south of ZIP base camp, assayed 6.06 oz/ton silver with 0.013 oz/ton gold and 6.0 oz/ton silver with 0.015 oz/ton gold.

Aurora Geosciences Ltd. of Yellowknife, which has been engaged to evaluate the PGB property, has designated the gold prospects as having high priority for follow-up work.

The gold discoveries made on PGB complement GGL's other highly-prospective gold property, McConnell Creek in British Columbia where samples have been taken which returned assays ranging up to 4.41 oz/ton gold.

The McConnell Creek property has many characteristics of a significant underground (or possibly an open pit) gold deposit. The greenstone-hosted shear zone, with quartz-carbonate veins, has been traced on the wholly owned GGL claims for a length of 12 km and over a width of up to 800 m.

In addition to the significant gold and silver discoveries, the PGB claims host a high potential for magmatic nickel, copper, lead and zinc deposits.

GGL's year-end and latest quarterly report are available at www.ggldiamond.ca and on SEDAR (www.sedar.com).

The independent Qualified Persons for the Company for the PGB project include N.C. Carter, PhD., P.Eng., Consulting Geologist, plus Qualified Persons from the consulting firm of Aurora Geosciences Ltd. (Gary Vivian, M.Sc., P.Geol., President).

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please call (604) 688-0546 or contact info@ggldiamond.ca

Forward-Looking Information: This news release contains "forward-looking statements" and the cautions regarding such statements apply.

#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca